EXHIBIT 21

WEYCO GROUP, INC.

SUBSIDIARIES OF THE REGISTRANT

Name of Company	Incorporated In	Subsidiary Of

Weyco Investments, Inc.	Nevada	Weyco Group, Inc.

Weyco Merger, Inc.	Wisconsin	Weyco Group, Inc.

Weyco Retail Corp.	Wisconsin	Weyco Group, Inc.

Florsheim Shoes Europe S.r.l.	Milan, Italy	Weyco Group, Inc.

Weyco France SARL	Paris, France	Weyco Group, Inc.